EXHIBIT 99.1


RADVISION Brings Award Winning High Definition Enterprise Desktop Video

Conferencing to Apple's Mac OS X Platform SCOPIA Desktop for Mac OS X Delivers Enterprise Grade HD Video, H.264 Scalable Video Coding (SVC), and H.239 Data Collaboration for Telepresence and Room System Interoperability

Press Release
Source: RADVISION(R) Ltd.
On 8:00 am EDT, Monday October 5, 2009

PARIS & TEL AVIV, Israel--(BUSINESS WIRE)--Paris IP Convergence

RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today unveiled its High Definition
(HD) SCOPIA Desktop video conferencing client for Apple's Mac OS X platform.

SCOPIA Desktop is the award winning desktop video platform that makes it easy to extend video conferences to remote users, allowing them to fully participate in meetings no matter where they are: at their desk, at a customer location, or in a hotel in another part of the world. This innovative, Web-based desktop conferencing solution, now available for the Mac platform, allows users to share full voice, video and data, with traditional room systems, telepresence systems, mobile devices and PC desktops all in one conference.

"Extending the SCOPIA desktop conferencing solution to the Mac platform provides our customers with even greater opportunities to allow desktop and mobile users to communicate with HD video anytime, anywhere," said Roberto Giamagli, General Manager, Networking Business Unit of RADVISION. "This new capability also allows RADVISION to further penetrate vertical markets that have a higher presence of Mac users, including education, media and graphic design."

Key features of SCOPIA Desktop for Mac OS X include:

     o    Standards-Based   Interoperability   -  full   interoperability   with
          standards-based telepresence and HD video conferencing room systems and other PC desktop clients.

     o HD Video - users can receive and send HD business quality 720p video by simply using a standard USB Web camera.

     o H.239 Data Collaboration - delivering video conferencing room system compatible HD data sharing.

     o H.264 Scalable Video Coding (SVC) - providing very high error resiliency over the public Internet to deliver a high quality experience, even in impaired network conditions.

     o Automatic Integrated Firewall and NAT Traversal - ensures connectivity beyond corporate firewalls while maintaining the security that they provide.

"We're quite pleased with the evolution of RADVISION's advanced SCOPIA Desktop client to the Mac platform as it will provide our users with increased flexibility and functionality," said Rene Buch, CEO of NORDUnet. NORDUnet is a joint collaboration by the five Nordic National Research and Education Networks in Denmark, Finland, Iceland, Norway and Sweden and operates a world-class network and infrastructure service for the research and educational community. "The new Mac client will deliver the HD performance, features and room system interoperability our users have been waiting for."


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"RADVISION's SCOPIA Desktop's distinctive capabilities of allowing remote users to easily connect to a standard video conference provide a simple and effective way to bring remote students into a classroom using a PC," said Bob Dixon, Chief Research Engineer of Ohio Academic Resources Network. "Extending SCOPIA Desktop to the Mac platform will be very welcome in the education community. Now SCOPIA Desktop is available to all users and this should significantly expand its penetration into the distance learning market." RADVISION will be demonstrating the new SCOPIA Desktop for the Mac and the broad range of SCOPIA conferencing solutions at IP Convergence 2009 in Paris, October 6 - 8, booth C80.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Apple, Mac and Mac OS are trademarks of Apple Inc., registered in the U.S. and other countries.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION Ltd.
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net